NeuroSigma, Inc.

10960 Wilshire Blvd., Suite 1910

Los Angeles, CA 90024

September 24, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jay Mumford

Re:	NeuroSigma, Inc
Request to Withdraw Registration Statement on Form S-1
(File No. 333-198374)

Dear Mr. Mumford:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NeuroSigma, Inc. (the “Company”) hereby applies for withdrawal of its Registration Statement on Form S-1 (File No. 333-198374), together with all amendments thereto (the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2014. The Company is seeking withdrawal of the Registration Statement as it has determined not to proceed with an offering at this time.

The Registration Statement has not been declared effective, and the Company hereby confirms that it has not sold, and will not sell, any securities under the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Company’s counsel, Greg R. Samuel of Haynes and Boone, LLP, by email at Greg.Samuel@haynesboone.com or by facsimile at (214) 200-0577. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Greg R. Samuel at (214) 651-5645.

Very truly yours,

NeuroSigma, Inc.

By:	/s/ David Hayes
David Hayes
Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

cc:	Leon Ekchian
Greg R. Samuel